SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  -------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                -----------------


                                 EON LABS, INC.
     -----------------------------------------------------------------------

                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE

     -----------------------------------------------------------------------


                         (Title of Class of Securities)

                                    29412E100


     -----------------------------------------------------------------------
                     (CUSIP Number of Class of Securities)

             George Miller                  Trevor S.Norwitz, Esq.
             Novartis AG                    Wachtell, Lipton, Rosen & Katz
             Lichtstrasse 35                51 West 52 Street
             CH-4002, Basel                 New York , New York 10019
             Switzerland                    (212) 403-1000
             41-61-324-1111


     -----------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)


                                February 20, 2005


    -----------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


    -----------------------------------------------------------------------

CUSIP No. 29412E100
--------------------------------------------------------------------------------

              1.    NAMES OF REPORTING PERSONS:
                    Novartis Corporation

                    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
                    13-1834433
                    ------------------------------------------------------------

               2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):


                    (a) [ ]
                        --------------------------------------------------------


                    (b) [ ]
                        --------------------------------------------------------

              3.    SEC USE ONLY:

                    ------------------------------------------------------------

              4.    SOURCE OF FUNDS (SEE INSTRUCTIONS):
                    AF
                    ------------------------------------------------------------

              5.    CHECK  IF  DISCLOSURE  OF  LEGAL   PROCEEDINGS  IS  REQUIRED
                    PURSUANT TO ITEMS 2(D) OR 2(E)    [ ]
                    ------------------------------------------------------------

              6.    CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York
                    ------------------------------------------------------------

Number of     7.    SOLE VOTING POWER
Shares              0
Beneficially        ------------------------------------------------------------
Owned by
Each
Reporting
Person With   8.    SHARED VOTING POWER
                    0
                    ------------------------------------------------------------

              9.    SOLE DISPOSITIVE POWER
                    0
                    ------------------------------------------------------------


              10.   SHARED DISPOSITIVE POWER
                    60,000,000
                    ------------------------------------------------------------

              11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,000,000 (1)
                    ------------------------------------------------------------

              12.   CHECK IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES  CERTAIN
                    SHARES (SEE INSTRUCTIONS)         [ ]
                    ------------------------------------------------------------

              13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    67.5%
                    ------------------------------------------------------------

              14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                    CO
                    ------------------------------------------------------------





---------------------------
     (1) The Reporting Persons may be deemed to have shared dispositive power over the Santo Shares (as defined in Item 4) pursuant to the Santo Stock Purchase Agreement (as defined in Item 4). The Reporting Persons hereby disclaim beneficial ownership of any shares of Common Stock.

CUSIP No.  29412E100
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
              1.    NAMES OF REPORTING PERSONS:
                    Zodnas Acquisition Corp.

                    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
                    Not available
                    ------------------------------------------------------------

              2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):


                    (a)  [ ]
                         -------------------------------------------------------

                    (b)  [ ]
                         -------------------------------------------------------

              3.    SEC USE ONLY:
                    ------------------------------------------------------------

              4.    SOURCE OF FUNDS (SEE INSTRUCTIONS):
                    AF
                    ------------------------------------------------------------

              5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEMS 2(D) OR 2(E)    [ ]
                    ------------------------------------------------------------

              6.    CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware
                    ------------------------------------------------------------

Number of     7.    SOLE VOTING POWER
Shares              0
Beneficially        ------------------------------------------------------------
Owned by
Each          8.    SHARED VOTING POWER
Reporting           0
Person With         ------------------------------------------------------------

              9.    SOLE DISPOSITIVE POWER
                    0
                    ------------------------------------------------------------

              10.   SHARED DISPOSITIVE POWER
                    60,000,000
                    ------------------------------------------------------------

              11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,000,000 (2)
                    ------------------------------------------------------------

              12.   CHECK IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES  CERTAIN
                    Shares (See Instructions)         [ ]
                    ------------------------------------------------------------

              13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    67.5%
                    ------------------------------------------------------------

              14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                    CO
                    ------------------------------------------------------------





---------------------------
     (2) The Reporting Persons may be deemed to have shared dispositive power over the Santo Shares (as defined in Item 4) pursuant to the Santo Stock Purchase Agreement (as defined in Item 4). The Reporting Persons hereby disclaim beneficial ownership of any shares of Common Stock.

CUSIP No.  29412E100
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
              1.    NAMES OF REPORTING PERSONS:
                    Novartis AG

                    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
                    98-0363351
                    ------------------------------------------------------------

              2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):


                    (a)  [ ]
                         -------------------------------------------------------

                    (b)  [ ]
                         -------------------------------------------------------

              3.    SEC USE ONLY:
                    ------------------------------------------------------------

              4.    SOURCE OF FUNDS (SEE INSTRUCTIONS):
                    WC
                    ------------------------------------------------------------

              5.    CHECK  IF  DISCLOSURE  OF  LEGAL   PROCEEDINGS  IS  REQUIRED
                    PURSUANT TO ITEMS 2(D) OR 2(E)    [ ]
                    ------------------------------------------------------------

              6.    CITIZENSHIP OR PLACE OF ORGANIZATION
                    Switzerland
                    ------------------------------------------------------------

Number of     7.    Sole Voting Power
Shares              0
Beneficially
Owned by
Each
Reporting     8.    Shared Voting Power
Person With         0
                    ------------------------------------------------------------

              9.    SOLE DISPOSITIVE POWER
                    0
                    ------------------------------------------------------------

              10.   SHARED DISPOSITIVE POWER
                    60,132,122
                    ------------------------------------------------------------

          11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,132,122(3)
                ------------------------------------------------------------

          12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
                ------------------------------------------------------------

          13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                67.7%
                ----------------------------------------------------------------

          14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                CO
                ----------------------------------------------------------------





---------------------------
     (3) The Reporting Persons may be deemed to have shared dispositive power over the Santo Shares (as defined in Item 4) pursuant to the Santo Stock Purchase Agreement (as defined in Item 4) and Novartis AG may be deemed to have shared dispositive power over the Hexal Owned Shres (as defined in Item 5) pursuant to the Hexal Agreement (as defined in Item 5). The Reporting Persons hereby disclaim beneficial ownership of any shares of Common Stock.

ITEM 1.  SECURITY AND ISSUER

     This Schedule 13D filed by Novartis AG ("Novartis"), Novartis Corporation, ("Novartis Corp"), and Zodnas Acquisition Corp. ("Zodnas" and, together with Novartis and Novartis Corp, the "Reporting Persons") relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Eon Labs, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1999 Marcus Avenue, Lake Success, NY 11042.


ITEM 2.  IDENTITY AND BACKGROUND

     (a), (b), (c) and (f). The name, business address, present principal occupation or employment and citizenship of the executive officers and members of the Board of Directors of each of the Reporting Persons is set forth on
Schedule I hereto and is incorporated herein by reference.

     (d) and (e). None of the Reporting Persons nor, to the best knowledge of each of them, any of the persons listed on Schedule I hereto with respect to each such Reporting Person during the last five years, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The funds for the transactions described in Item 4 below will be obtained from cash on hand.


ITEM 4.  PURPOSE OF TRANSACTION

     (a)  and  (b).  On  February  20,  2005,   Novartis  Corp,   Santo  Holding
(Deutschland) GmbH ("Santo") and for purposes of Section 12 thereof only, Novartis, entered into an Agreement for Purchase and Sale of Stock (the "Santo Stock Purchase Agreement") relating to the purchase by Novartis Corp (or its designee) of 60,000,000 shares of Common Stock (the "Santo Shares") representing approximately 67.5% of the outstanding shares of Common Stock. A copy of the Santo Stock Purchase Agreement is attached as Exhibit 2.1 hereto and incorporated by reference herein.

     Also on February 20, 2005, Novartis Corp, Zodnas, the Company and for purposes of Section 10.12 only, Novartis, entered into an Agreement and Plan of Merger (the "Merger Agreement"). The Merger Agreement provides for Zodnas to commence a tender offer (the "Offer") for any and all shares of the Common Stock at a price of $31.00 per share in cash (the "Offer Price"). However, although the Offer is being made for any and all shares of Common Stock, Santo has agreed to sell the Santo Shares to Novartis Corp (or its designee) pursuant to the Santo Stock Purchase Agreement at a price per share that is less than the Offer Price. Therefore, effectively the Offer will be made for all shares of Common Stock, other than the Santo Shares (the "Public Shares"). The closing of the Offer is conditioned, among other things, upon the contemporaneous or immediately subsequent purchase of the Santo Shares under the Santo Stock Purchase Agreement. The Merger Agreement further provides that if a majority of the Public Shares are tendered into the Offer, Novartis Corp will cause a merger of Zodnas with and into the Company, with the Company surviving, where all of the remaining holders of Common Stock will receive $31.00 per share (the "Merger"). In the event that less than a majority of the Public Shares are tendered into the Offer, the Merger Agreement provides that the standstill provisions in the Confidentiality Agreement, dated as of February 11, 2005 by and between Novartis Corp and the Company (the "Confidentiality Agreement") will be amended to provide that Novartis Corp and Zodnas will be permitted to make acquisitions of shares of Common Stock that are voluntary to the holders of Common Stock (such as by means of legally permissible open market purchases or additional tender offers) and may consummate a merger or other business combination with the Company prior to February 11, 2006, only if: (1) a majority of the then-outstanding Public Shares approve such transaction; or (2) Novartis
Corp and its subsidiaries own 90% or more the total outstanding shares of Company Stock, provided that the price per share of Common Stock paid in any such transaction described in (2) above is at least equal to the Offer Price.

     Following the completion of the Offer, Novartis Corp and Zodnas are required to use their reasonable best efforts to keep the Common Stock quoted for trading on the NASDAQ National Market as long as the Company is registered under the Securities Exchange Act of 1934, as amended and satisfies the NASDAQ National Market's listing standards (other than standards entirely within the Company's control).

     Further, the Merger Agreement provides that from and after the date on which Zodnas becomes obligated to accept for payment any and all shares of Common Stock tendered into the Offer, Novartis Corp will be entitled to designate each member of the Company's Board of Directors, and the Company will be required to promptly take all actions necessary to cause Novartis Corp's designees to be so elected. However, if Novartis and Zodnas have purchased in the Offer a majority of the Public Shares, then until the effective time of the Merger, Novartis Corp and Merger Sub will permit the members of the special committee (the "Special Committee") of the Company's Board of Directors (or their designees) to remain on the Company's Board of Directors.

     A copy of the Merger Agreement is attached hereto as Exhibit 2.2 and incorporated by reference herein and a copy of the Confidentiality Agreement is attached as Exhibit 2.3 hereto and incorporated by reference herein.

     The summaries of each of the Santo Stock Purchase Agreement, the Merger Agreement and the Confidentiality Agreement are qualified in their entireties by reference to the full text of the documents attached hereto as Exhibits 2.1, 2.2 and 2.3, respectively.

     A copy of the press release relating to the transactions described above is attached as Exhibit 99.1 hereto and incorporated by reference herein.


ITEM 5.  INTEREST IN SECURITIES OF ISSUER

     (a) and (b) On February 16 and 17, 2005, Novartis (Deutschland) GmbH ("Novartis Deutschland") and Novartis (as guarantor) entered into a Share and Partnership Interest Sale and Transfer Agreement (the "Hexal Agreement"), with Dr. Andreas Strungmann, Ms. Susan Strungmann, Ms. Nicole Strungmann, Mr. Florian Strungmann, Dr. Thomas Strungmann, Ms. Cornelia Strungmann, Mr. Fabian Strungmann, Ms. Janina Strungmann, Ms. Fiona Strungmann, Mr. Felix Strungmann, Hexal Aktiengesellschaft and A+T Vermogensverwaltung GmbH, relating to the acquisition of shares in A+T Vermogensverwaltung GmbH as well as partnership interests in A+T Holding GmbH & Co. KG (the "Hexal Business"). In connection with the purchase of the Hexal Business, Novartis Deutschland will acquire 132,122 shares of Common Stock currently held by the companies comprising the Hexal Business (the "Hexal Owned Shares"), which represents approximately .1% of the outstanding shares of Common Stock.

     Other than as described in this Item 5 and in Item 4 above, as of the date hereof, none of the Reporting Persons are the record holder of any shares of Common Stock or have the right to acquire any Common Stock.

     Novartis Corp may be deemed to have shared power to dispose or to direct the disposition with respect to the Santo Shares and Novartis may be deemed to have shared power to dispose or to direct the disposition with respect to the Hexal Owned Shares. Novartis is the beneficial owner of all Common Stock beneficially owned by Novartis Corp and Novartis Deutschland.

     The Reporting Persons hereby disclaim beneficial ownership of any shares of Common Stock. To the best knowledge of each of the Reporting Persons, none of the persons listed on Schedule I hereto with respect to such Reporting Person is the beneficial owner of any shares of Common Stock.

     (c) Neither the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, any of the persons listed on Schedule I with respect to each such Reporting Person has engaged in any transaction in the Common Stock in the past 60 days other than as described in Item 4 and Item 5 above.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     See Item 4 and Item 5 above.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.



------------- ------------------------------------------------------------------
2.1 Agreement for Purchase and Sale of Stock, by and among Novartis Corporation, Santo Holding (Deutschland) GmbH and for purposes of
              Section 12 only, Novartis AG, dated as of February 20, 2005

------------- ------------------------------------------------------------------
------------- ------------------------------------------------------------------
2.2 Agreement and Plan of Merger, by and among Novartis Corporation, Zodnas Acquisition Corp., Eon Labs, Inc. and for purposes of
              Section 10.12 only, Novartis AG, dated as of February 20, 2005

------------- ------------------------------------------------------------------
------------- ------------------------------------------------------------------
2.3 Confidentiality Agreement, by and between Novartis Corporation and Eon Labs, Inc., dated as of February 11, 2005

------------- ------------------------------------------------------------------
------------- ------------------------------------------------------------------
99.1          Press Release, dated February 21, 2005

------------- ------------------------------------------------------------------
------------- ------------------------------------------------------------------
99.2 Joint Filing Agreement, by and among Novartis AG, Novartis Corporation and Zodnas Acquisition Corp., dated as of March 2, 2005

------------- ------------------------------------------------------------------

                                  SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Dated: March 2, 2005


                                  NOVARTIS AG


                                   By:   /s/ Reto Brandli
                                      ------------------------------------------
                                      Name:  Reto Brandli
                                      Title: Head Group BP&A

                                   By:   /s/ Joerg Walther
                                      ------------------------------------------
                                      Name:  Joerg Walther
                                      Title: Authorized Signatory

                                  NOVARTIS CORP


                                   By:   /s/ Martin Henrich
                                      ------------------------------------------
                                      Name:  Martin Henrich
                                      Title: Executive Vice President


                                  ZODNAS ACQUISITION CORP


                                   By:   /s/ Urs A. Naegelin
                                      ------------------------------------------
                                      Name:  Urs A. Naegelin
                                      Title: Director

                                  Exhibit Index



------------- ------------------------------------------------------------------
2.1 Agreement for Purchase and Sale of Stock, by and among Novartis Corporation, Santo Holding (Deutschland) GmbH and for purposes of
              Section 12 only, Novartis AG, dated as of February 20, 2005

------------- ------------------------------------------------------------------
------------- ------------------------------------------------------------------
2.2 Agreement and Plan of Merger, by and among Novartis Corporation, Zodnas Acquisition Corp., Eon Labs, Inc. and for purposes of
              Section 10.12 only, Novartis AG, dated as of February 20, 2005

------------- ------------------------------------------------------------------
------------- ------------------------------------------------------------------
2.3 Confidentiality Agreement, by and between Novartis Corporation and Eon Labs, Inc., dated as of February 11, 2005

------------- ------------------------------------------------------------------
------------- ------------------------------------------------------------------
99.1          Press Release, dated February 21, 2005

------------- ------------------------------------------------------------------
------------- ------------------------------------------------------------------
99.2 Joint Filing Agreement, by and among Novartis AG, Novartis Corporation and Zodnas Acquisition Corp., dated as of March 2, 2005

------------- ------------------------------------------------------------------

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                       NOVARTIS, NOVARTIS CORP AND ZODNAS

DIRECTORS AND EXECUTIVE OFFICERS OF NOVARTIS

     The name, address, citizenship and present principal occupation or employment of each of the directors and executive officers of Novartis are set forth below. Unless otherwise indicated below, each occupation set forth opposite an individual's name refers to employment with Novartis.


NAME, FUNCTION AND BUSINESS ADDRESS  CITIZENSHIP        PRINCIPAL OCCUPATION
Daniel Vasella                       Switzerland      Chairman of the Board of
Chairman of the Board of Directors,                   Directors, Chief Executive
Chief Executive Officer                               Officer
c/o Novartis AG
Lichtstrasse 35
CH-4002 Basel, Switzerland

Hans-Jorg Rudloff                    Germany          Chairman of the Executive
Vice Chairman of the Board of                         Committee of Barclays
Directors                                             Capital
c/o Novartis AG
Lichtstrasse 35
CH-4002 Basel, Switzerland

Prof. Dr. Helmut Sihler              Austria          Retired
Vice Chairman of the Board of
Directors
c/o Novartis AG
Lichtstrasse 35
CH-4002 Basel, Switzerland

Birgit Breuel                        Germany          Member of the Supervisory
Director                                              Board of Gruner + Jahr AG,
c/o Novartis AG                                       German
Lichtstrasse 35
CH-4002 Basel, Switzerland

Prof. Dr. Peter Burckhardt           Switzerland      Head of Medical Service at
Director                                              the University Hospital of
c/o Novartis AG                                       Lausanne
Lichtstrasse 35
CH-4002 Basel, Switzerland

Prof. Srikant Datar, PhD.            India            Senior Associate Dean for
Director                                              Executive Education at
c/o Novartis AG                                       Harvard Business School
Lichtstrasse 35
CH-4002 Basel, Switzerland

William W. George                    USA              Chairman and Chief
Director                                              Executive Officer of
c/o Novartis AG                                       Medtronic, Inc.,
Lichtstrasse 35                                       Minneapolis
CH-4002 Basel, Switzerland

Alexandre F. Jetzer                  Switzerland      Consultant
Director
c/o Novartis AG
Lichtstrasse 35
CH-4002 Basel, Switzerland

Pierre Landoldt                      Switzerland      President of the Sandoz
Director                                              Family Foundation
c/o Novartis AG
Lichtstrasse 35

CH-4002 Basel, Switzerland

Prof. Dr. Rolf M. Zinkernagel        Switzerland      Professor and Director of
Director                                              the Institute of
c/o Novartis AG                                       Experimental Immunology at
Lichtstrasse 35                                       the University of Zurich
CH-4002 Basel,
Switzerland

Prof. Ulrich Lehner, PhD             Germany          President and Chief
Director                                              Executive Officer of
c/o Novartis AG                                       Henkel KGaA
Lichtstrasse 35
CH-4002 Basel, Switzerland

Dr.-Ing. Wendelin Wiedeking          Germany          Chairman of Porsche AG
c/o Novartis AG                                       Director
Lichtstrasse 35
CH-4002 Basel, Switzerland

Dr. Raymund Breu                     Switzerland      Chief Financial Officer
c/o Novartis AG
Lichtstrasse 35
CH-4002 Basel, Switzerland

Dr. Urs Barlocher                    Switzerland      Head of Legal and General
c/o Novartis AG                                       Affairs
Lichtstrasse 35
CH-4002 Basel, Switzerland

Jurgen Brokatzky-Geiger              Germany          Head of Human Resources
c/o Novartis AG
Lichtstrasse 35
CH-4002 Basel, Switzerland

Dr. Paul Choffat                     Switzerland      Head of Novartis Consumer
c/o Novartis AG                                       Health
Lichtstrasse 35
CH-4002 Basel, Switzerland

Thomas Ebeling                       Germany          Head of Pharmaceuticals
c/o Novartis AG
Lichtstrasse 35
CH-4002 Basel, Switzerland

Mark C. Fishman                      USA              Head of Biomedical
c/o Novartis AG                                       Research
Lichtstrasse 35
CH-4002 Basel, Switzerland

Steven Kelmar                        USA              Head of Public Affairs
c/o Novartis AG                                       and Communications
Lichtstrasse 35
CH-4002 Basel, Switzerland

DIRECTORS AND EXECUTIVE OFFICERS OF NOVARTIS CORP

     The name, address, citizenship and present principal occupation or employment of each of the directors and executive officers of Novartis Corp are set forth below. Unless otherwise indicated below, each occupation set forth opposite an individual's name refers to employment with Novartis Corp.


NAME, FUNCTION AND BUSINESS ADDRESS  CITIZENSHIP        PRINCIPAL OCCUPATION
Daniel Vasella                       Switzerland      Chairman of the Board of
Chairman of the Board of Directors                    Directors and Chief
c/o Novartis AG                                       Executive Officer of
Lichtstrasse 35                                       Novartis
CH-4002 Basel, Switzerland

Terence Barnett                      Great Britain    Vice Chairman, President
Vice Chairman of the Board of                         and Chief Executive
Directors                                             Officer
c/o Novartis Corporation
608 Fifth Avenue
New York, NY 10020,
USA

Dr. Raymund Breu                     Switzerland      Chief Financial Officer of
Director                                              Novartis
c/o Novartis AG
Lichtstrasse 35
CH-4002 Basel, Switzerland

Thomas Ebeling                       Germany          Head of Novartis Pharma
Director
c/o Novartis AG
Lichtstrasse 35
CH-4002 Basel, Switzerland


Fred Meyer                           Switzerland      Retired
Director
c/o Omnicom Group, Inc.
437 Madison Avenue
New York, NY 10022, USA

Urs Naegelin                         Switzerland      Executive Vice President
c/o Novartis Corporation                              and Chief Financial
608 Fifth Avenue                                      Officer
New York, NY 10020, USA

Dr. Paul Choffat                     Switzerland      Division Head Consumer
c/o Novartis AG                                       Health
Lichtstrasse 35
CH-4002 Basel, Switzerland

Dr. Martin Henrich                   Switzerland      Executive Vice President,
c/o Novartis Corporation                              Regional General Counsel
608 Fifth Avenue                                      and Secretary of Novartis
New York, NY 10020, USA                               Corp

DIRECTORS AND EXECUTIVE OFFICERS OF ZODNAS

     The name, address, citizenship and present principal occupation or employment of each of the directors and executive officers of Zodnas are set forth below. Unless otherwise indicated below, each occupation set forth opposite an individual's name refers to employment with Zodnas.


NAME, FUNCTION AND BUSINESS ADDRESS  CITIZENSHIP      PRINCIPAL OCCUPATION
Terence Barnett                      Great            Vice Chairman, President
Chairman of the Board of Directors   Britain          and Chief Executive
c/o Novartis Corporation                              Officer of Novartis Corp
608 Fifth Avenue
New York, NY 10020, USA

Urs Naegelin                         Switzerland      Executive Vice President
Director, Vice President                              and Chief Financial
c/o Novartis Corporation                              Officer of Novartis Corp
608 Fifth Avenue
New York, NY 10020, USA

Martin Henrich                       Switzerland      Executive Vice President
Director, Vice President and                          and Regional General
Assistant Secretary                                   Counsel of Novartis Corp
c/o Novartis Corporation
608 Fifth Avenue
New York, NY 10020, USA

John Sedor                           USA              President and Chief
President                                             Executive Officer of
c/o Sandoz Inc.                                       Sandoz Inc.
506 Carnegie Center, Suite 400
Princeton, NJ 08540, USA

Eric W. Evans                        USA              Vice President and Chief
Vice President and Chief Financial                    Financial Officer of
Officer                                               Sandoz Inc.
c/o Sandoz Inc.
506 Carnegie Center, Suite 400
Princeton, NJ 08540, USA

Eric Pomerantz                       USA              Vice President and General
Vice President and Secretary                          Counsel of Sandoz Inc.
c/o Sandoz Inc.
506 Carnegie Center, Suite 400
Princeton, NJ 08540, USA

Wayne P. Merkelson                   USA              Vice President and
Vice President and Assistant                          Associate General Counsel
Secretary                                             of Novartis Corp
c/o Novartis Corporation
608 Fifth Avenue
New York, NY 10020, USA